U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

February, 2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

March 8, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

NEWS RELEASE No. 03-04

February 3, 2004

ASX Symbol – AGY

Argosy announces the appointment of Mr. Peter Lloyd as Chairman

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) announces that Mr. Peter Lloyd, President and CEO of Argosy is retiring and will be appointed non-Executive Chairman.  Mr. Lloyd has served as President and CEO of Argosy for the last 6 years.  The company expresses its thanks and appreciation to Mr. Lloyd and wishes him well in his retirement.

Mr. Cecil Bond, CFO of the Company will be appointed as CEO and in the interim will hold the positions of CEO and CFO.

These changes to Company management will be implemented with immediate effect.

ON BEHALF OF THE BOARD

John Nicholls

Director

For further information contact:

John Nicholls, Director Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: betty.chisholm@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 04-04

February 11, 2004

ASX Symbol – AGY

Argosy Recovers 4.979 Carat Diamond from Megalodon Channel at its Albetros Diamond Project

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) is pleased to announce the recovery of further diamonds from its large diameter auger sampling programme of the Megalodon Channel at its Albetros diamond project in Namaqualand, South Africa.  This follows on from the previous announcement dated January 21st 2004.

Argosy is pleased to provide an update on diamond recovery.  To date concentrates have been sorted from 14 large diameter auger holes, out of 22 drilled, and the 15th hole is being sorted at the date of this release.

Diamonds have been recovered (lower screen size cut off 1.6mm) ranging in size from 0.05 carats to 4.979 carats.  The 4.979 carat diamond was recovered from the 15th hole.  Hand sorting of this material is continuing.

To date 28 out of 42 of the samples taken have been sorted and diamonds have now been recovered from 13 of the large diameter auger holes sampled.

Until bulk samples are excavated, capable of delivering at least five thousand carats, it is considered premature to draw any conclusions regarding the grade of the gravels in Megalodon, especially given the extreme heterogenous nature of the diamond distribution and considering that the sample size is not considered statistically representative.

The diamonds are routinely described and photographed for database and security purposes and following completion of sorting concentrates, expected by the end of February, an independent valuation of all parcels will be commissioned.

ON BEHALF OF THE BOARD

Cecil Bond

Chief Executive Officer

Argosy Minerals Inc. News Release 04-04	- 2 -	11/02/04

Information in this report that relates to a statement of exploration results is based on information compiled by Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol).

Hugh Durey is a consultant to Argosy Minerals Inc. and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a competent person as defined in the 1999 Edition of the “Australasian Code for Reporting of Mineral Resources and/or Reserves”.

For further information contact:

David Russell, Corporate Development Manager

Argosy Minerals Inc

Level 1, Suite 3

23 Richardson Street

South Perth, WA, 6151 Australia

Telephone: 61-8-9474-4178

Email: betty.chisholm@argosyminerals.com.au

Cecil R Bond, Chief Executive Officer Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 05-04

February 19, 2004

ASX Symbol – AGY

Argosy Recovers 2.046 Carat Diamond from Megalodon Channel at its Albetros Project

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) is pleased to announce continuing recovery of diamonds from processing of its large diameter auger samples from the Megalodon Channel at its Albetros Project in Namaqualand, South Africa.

Concentrates have been sorted from 19 of the 22 large diameter auger drill holes and sorting of the concentrates is continuing.

Recent results included a 2.046 carat diamond and follow on from the 4.979 carat stone that was reported in the news release dated 11th February 2004.  These are the two largest diamonds recovered to date in this drilling programme.

Until bulk samples are excavated, capable of delivering at least five thousand carats, it is considered premature to draw any conclusions regarding the grade of the gravels in Megalodon, especially given the extreme heterogeneous nature of the diamond distribution and considering the sample size is not considered statistically representative.

ON BEHALF OF THE BOARD

Cecil Bond

Chief Executive Officer

Information in this report that relates to a statement of exploration results is based on information compiled by Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol).  Hugh Durey is a consultant to Argosy Minerals Inc. and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.  He is qualified as a competent person as defined in the 1999 Edition of the “Australasian Code for Reporting of Mineral Resources and/or Reserves”.

For further information contact:

David Russell, Corporate Development Manager

Argosy Minerals Inc

Level 1, Suite 3

23 Richardson Street

South Perth, WA, 6151 Australia

Telephone: 61-8-9474-4178

Email: betty.chisholm@argosyminerals.com.au

Cecil R Bond, Chief Executive Officer Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No.   06-04

February 23, 2004

ASX Symbol – AGY

SHARES  RELEASED  FROM  ESCROW

Argosy Minerals Inc. advises that as of March 8, 2004, 905,029 Common Shares will be released from escrow.

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Financial Officer

For further information contact:

John Nicholls, Director Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: betty.chisholm@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.